NEWS

Sequans Communications Announces
First Quarter 2023 Financial Results

PARIS - May 3, 2023 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Summary Results Table:

(in US$ millions, except share and per share data)	Q1 2023	Q4 2022	Q1 2022
Revenue	$11.9	$15.9	$13.9
Gross profit	9.3	12.0	9.5
Gross margin (%)	78.5%	75.3%	68.1%
Operating profit (loss)	(4.0)	(1.0)	(2.0)
Net profit (loss)	(5.0)	(5.0)	2.0
Diluted earnings (loss) per ADS	($0.10)	($0.10)	$0.05
Non-IFRS diluted earnings (loss) per ADS *	($0.09)	($0.06)	($0.04)
Weighted average number of diluted ADS (IFRS)	48,382,629	47,951,407	46,013,404
Weighted average number of diluted ADS (Non-IFRS)	48,382,629	47,951,407	41,142,823
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

“The first quarter revenue was in line with our guidance, which reflected the impact of delayed project launches and customers’ inventory rationalization that we discussed last quarter, " said Georges Karam, CEO of Sequans. "We anticipate a clear step up in revenue from the first half to the second half of 2023, primarily driven by the expected transition of some of our design wins into full production. We are especially encouraged by seeing a couple of projects reaching this phase already in Q1. Additionally, we continue gaining traction in our design win pipeline, with new design wins for both Monarch 2 and Calliope 2, bringing the potential total 3-year life revenue pipeline above $750 million."

Mr. Karam concluded, “Additionally, we are making strides toward sampling our 5G Taurus chipset later this year while actively engaging with customers on this platform. These efforts are also aiding our progress in our 5G IP licensing discussions, and we remain optimistic that we can finalize an agreement before the end of the year. Furthermore, the recent achievement of a $20 million private placement in April has strengthened the company’s position in our ongoing discussions engaged by the Board strategic committee. We remain committed to delivering value to our shareholders and customers and are excited about the opportunities ahead."

Q2 2023 Outlook

The following statement is based on management’s current assumptions and expectations. This statement is forward-looking and actual results may differ materially.

As a result of our primary 5G IP agreement's payment structure, licensing revenue is expected to normalize to a lower quarterly level beginning in Q2. As product shipments are not expected to accelerate before Q3, management expects revenue to be in the range of $9 million to $11 million, with gross margin expected to be around 65% for the quarter ending June 30, 2023.

First Quarter 2023 Highlights:

Revenue: Revenue was $11.9 million, a decrease of 25.2% compared to the fourth quarter of 2022 and a decrease of 14.3% compared to the first quarter of 2022.

Gross margin: Gross margin was 78.5% compared to 75.3% in the fourth quarter of 2022 and compared to 68.1% in the first quarter of 2022.

Operating profit / loss: Operating loss was $4.0 million compared to operating profit of $1.0 million in the fourth quarter of 2022 and operating loss of $2.0 million in the first quarter of 2022.

Net profit / loss: Net loss was $5.0 million, or ($0.10) per diluted ADS, compared to a net loss of $5.0 million, or ($0.10) per diluted ADS, in the fourth quarter of 2022 and net profit of $2.0 million, or $0.05 per diluted ADS, in the first quarter of 2022. Net loss in the first quarter of 2023 includes a $2.3 million gain on the change in fair value of the

Sequans reports first quarter 2023 financial results

convertible debt derivative whereas in the fourth quarter of 2022 there was a gain of $1.0 million and a gain of $6.4 million in the first quarter of 2022.

Non-IFRS loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $4.2 million, or ($0.09) per diluted ADS, compared to non-IFRS net loss of $2.8 million, or ($0.06) per diluted ADS in the fourth quarter of 2022, and a non-IFRS net loss of $1.8 million, or ($0.04) per diluted ADS, in the first quarter of 2022. The non-IFRS net loss includes foreign exchange losses of $0.2 million, or ($0.00) per diluted ADS, in the first quarter of 2023, $1.5 million, or ($0.03) per diluted ADS in the fourth quarter of 2022 and foreign exchange gain of $0.4 million, or $0.01 per diluted ADS, in the first quarter of 2022.

Cash: Cash and cash equivalents and short-term deposits at March 31, 2023 totaled $5.3 million compared to $10.7 million at December 31, 2022. The quarter-end cash balance does not reflect the $20 million proceeds from the private placement, which closed on April 12, 2023.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2023 today, May 3, 2023 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 844-826-3033 or +1 412-317-5185 if outside the U.S. When prompted, provide the event title or access code: 10177160. A live and archived webcast of the call will be available from the Investors section of the Sequans website at https://www.sequans.com/company/investor-relations/webcasts-and-presentations/. An audio replay of the conference call will be available until May 10, 2023, by dialing toll free 844-512-2921 or 412-317-6671 from outside the U.S., using the following access code: 10177160.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans, including the ability to enter into new 5G strategic agreements, the exploration of strategic options, expectations for Massive IoT sales, our ability to convert our pipeline to revenue, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2022, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuations to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) our ability to raise debt and equity financing, and (xiv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Sequans reports first quarter 2023 financial results

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2023	December 31, 2022	March 31, 2022

Revenue :
Product revenue	$2,340	$4,990	$5,925
License and services revenue	9,559	10,921	7,966
Total revenue	11,899	15,911	13,891
Cost of revenue	2,556	3,935	4,436
Gross profit	9,343	11,976	9,455
Operating expenses :
Research and development	7,488	7,361	6,414
Sales and marketing	3,033	2,561	2,521
General and administrative	2,818	3,040	2,492

Total operating expenses	13,339	12,962	11,427
Operating profit (loss)	(3,996)	(986)	(1,972)
Financial income (expense):
Interest income (expense), net	(2,515)	(2,543)	(2,672)
Change in fair value of convertible debt derivative	2,302	1,011	6,397
Foreign exchange gain (loss)	(165)	(1,536)	370
Profit (Loss) before income taxes	(4,374)	(4,054)	2,123
Income tax expense	666	907	104
Profit (Loss)	$(5,040)	$(4,961)	$2,019
Attributable to :
Shareholders of the parent	(5,040)	(4,961)	2,019
Minority interests	—	—	—
Basic loss per ADS	($0.10)	($0.10)	$0.05
Diluted loss per ADS	($0.10)	($0.10)	$0.04
Weighted average number of ADS used for computing:
— Basic	48,382,629	47,951,407	41,142,823
— Diluted	48,382,629	47,951,407	46,013,404

Sequans reports first quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	$7,744	$8,489
Intangible assets	51,473	48,705
Deposits and other receivables	795	783
Other non-current financial assets	343	337
Total non-current assets	60,355	58,314
Current assets
Inventories	8,552	9,387
Trade receivables	3,645	8,494
Contract assets	1,959	176
Prepaid expenses	1,907	1,399
Other receivables	5,093	5,799
Research tax credit receivable	5,855	4,515
Short-term deposits	—	5,000
Cash and cash equivalents	5,344	5,671
Total current assets	32,355	40,441
Total assets	$92,710	$98,755
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 194,258,298 shares authorized, issued and outstanding at March 31, 2023 (193,426,478 shares at December 31, 2022 and euro 0.02 nominal value)	$2,315	$2,306
Share premium	2,409	2,418
Other capital reserves	64,651	62,870
Accumulated deficit	(70,139)	(65,099)
Other components of equity	(498)	(391)
Total equity	(1,262)	2,104
Non-current liabilities
Government grant advances, loans and other liabilities	5,633	6,235
Convertible debt	45,472	43,455
Convertible debt embedded derivative	901	3,203
Lease liabilities	2,109	2,278
Trade payables	1,067	1,788
Provisions	2,176	2,196
Deferred tax liabilities	266	258
Contract liabilities	404	404
Total non-current liabilities	58,028	59,817
Current liabilities
Trade payables	11,626	9,342
Interest-bearing receivables financing	6,528	7,723
Lease liabilities	1,312	1,291
Government grant advances and loans	3,947	4,159
Contract liabilities	3,211	5,774
Other current liabilities and provisions	9,320	8,545
Total current liabilities	35,944	36,834
Total equity and liabilities	$92,710	$98,755

Sequans reports first quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2023	2022
Operating activities
Profit (Loss) before income taxes	$(4,374)	$2,123
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,028	826
Amortization and impairment of intangible assets	2,727	1,574
Share-based payment expense	1,781	1,315
Increase in provisions	(20)	70
Interest expense, net	2,515	2,672
Change in the fair value of convertible debt embedded derivative	(2,302)	(6,397)
Foreign exchange loss (gain)	182	(89)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	3,170	8,215
Decrease (increase) in inventories	835	(1,106)
Increase in research tax credit receivable	(829)	(659)
Increase (Decrease) in trade payables and other liabilities	2,351	(4,286)
Decrease in contract liabilities	(2,858)	(5,456)
Decrease in government grant advances	(239)	(1,200)
Income tax paid	(475)	(298)
Net cash flow provided by (used in) operating activities	3,492	(2,696)
Investing activities
Purchase of intangible assets and property, plant and equipment	(858)	(1,259)
Capitalized development expenditures	(5,731)	(4,231)
Sale (Purchase) of financial assets	(18)	66
Decrease of short-term deposit	5,000	(16,500)
Interest received	36	—
Net cash flow provided by (used in) investments activities	(1,571)	(21,924)
Financing activities
Public and private equity offering proceeds, net of transaction costs paid	—	30,139
Proceeds (Repayment of) from interest-bearing receivables financing	(1,232)	359
Payment of lease liabilities	(321)	(246)
Repayment of government loans	(439)	(110)
Repayment of interest-bearing research project financing	(437)	(241)
Interest paid	(368)	(311)
Net cash flows from (used in) financing activities	(2,252)	29,590
Net increase (decrease) in cash and cash equivalents	(331)	4,970
Net foreign exchange difference	4	(2)
Cash and cash equivalents at January 1	5,671	4,835
Cash and cash equivalents at end of the period	5,344	9,803

Sequans reports first quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Net IFRS gain (loss) as reported	$(5,040)	$(4,961)	$2,019
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,781	1,810	1,315
Non-cash change in the fair value of convertible debt embedded derivative	(2,302)	(1,011)	(6,397)
Non-cash interest on convertible debt and other financing (2)	1,408	1,404	1,218
Non-cash impact of convertible debt amendment	—	—	—
Non-IFRS gain (loss) adjusted	$(4,153)	$(2,758)	$(1,845)
IFRS basic gain (loss) per ADS as reported	($0.10)	($0.10)	$0.05
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.04	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.05)	($0.02)	($0.15)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.02	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-IFRS basic gain (loss) per ADS	($0.09)	($0.06)	($0.04)
IFRS diluted gain (loss) per ADS	($0.10)	($0.10)	$0.04
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.04	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.05)	($0.02)	($0.14)
Non-cash interest on convertible debt and other financing (2)	$0.04	$0.02	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.09)	($0.06)	($0.04)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$32	$45	$29
Research and development	470	601	470
Sales and marketing	347	286	290
General and administrative	932	878	526
(2) Related to the difference between contractual and effective interest rates